SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE TO

(Rule 13e-4)

__________________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No.1)

__________________________

NETMANAGE, INC.

__________________________

NETMANAGE, INC.

Certain Options to Purchase Common Stock, Par Value $0.01 Per Share,
Having an Exercise Price Per Share of $1.50 or More
__________________________

6411 44 100
(CUSIP Number of Class of Securities)

__________________________

Michael R. Peckham
Senior Vice President, Chief Financial Officer & Secretary
NetManage, Inc.
10725 N. DeAnza Blvd.
Cupertino, California 95014
(408) 973-7171

Copy to:
Timothy R. Curry, Esq.
Andy Hull, Esq.
O’ Melveny & Myers, LLP
990 Marsh Road
Menlo Park, Ca 94025
(650) 473-2627

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[ X ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Introductory Statement
ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS
EXHIBIT (A)(24)
EXHIBIT (A)(25)

The filing of this Schedule TO shall not be construed as an admission by NetManage, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2003, as amended, relating to our offer to exchange (i) certain options to purchase Common Stock, Par Value $0.01 Per Share, having an Exercise Price Per Share of $1.50 or more, in each case upon the terms and subject to the conditions set forth in the Offer to Exchange dated May 16, 2003.

ITEM 12. EXHIBITS.

     A.     Exhibit (a)(1) and all other exhibits to the Schedule TO as applicable, are hereby amended to extend the offer period such that the Expiration Date shall be 9.00 p.m., Pacific Time, Midnight Eastern Time, Friday, June 13, 2003.

     B.     Section 4 – Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to give Notice of Defects on page (a)(18) of the Offer to Exchange dated May 16, 2003, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to insert immediately after the statement “ waive any Conditions of the offer...with respect to any particular option holder” the following sentence:

     “To the extent that we have waived a condition to one tender we will waive that condition for all tenders.”

     C.     Section 7 – Conditions of the Offer on page (a)(1)(24) of the Offer to Exchange dated May 16, 2003, attached to the Schedule TO as Exhibit (a)(1) thereto, the clause beginning at the eighth line: “... and if in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto including any action or omission by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options returned to us for exchange” is hereby deleted and replaced with the following:

     “... and if in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, other than any acts or omissions by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options returned to us for exchange”

     D.     Section 7 – Conditions of the Offer sub-section (a) on page (a)(1)(24) of the Offer to Exchange dated May 16, 2003, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to insert the following clause at the end of the paragraph:

“as more fully described on page (a) (1) under The Summary Term Sheet and on page (a)(1)(16) The Offer- Purpose of the Offer.”

     Section 7 – Conditions of the Offer sub-section (c) (5) on page (a)(1)(25) of the Offer to Exchange dated May 16, 2003, attached to the Schedule TO as Exhibit (a)(1) thereto is hereby deleted in its entirety and replaced with the following: “any decrease in the market price of the shares of our Common Stock to below $1.00 or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of NetManage or our subsidiaries or on the volume of trading in our Common Stock or the markets on which our Common Stock trades, or that, in our reasonable judgment, makes in inadvisable to proceed with the Offer;”

     F.     Section 7 – Conditions of the Offer, the last paragraph on page (a)(1)(26) of the Offer to Exchange dated May 16, 2003, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby deleted in its entirety and replaced with the following:

     “The conditions of the offer are for our benefit. We may assert them if in our reasonable judgment the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options returned to us for exchange. We will provide notice of any such waiver. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.”

     G.     Section 11 of the Offer to Exchange dated May 16, 2003, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended to insert immediately after the table of summary financial information the following information

     “The book value per share of NetManage’s Common Stock at March 31, 2003 was $1.71. This amount was calculated by dividing NetManage’s unaudited consolidated stockholders equity at March 31, 2003 of $14,776,000 by the 8,621,176 shares of NetManage Common Stock that were outstanding as of March 31, 2003.

     NetManage’s consolidated ratio of losses to fixed charges for each of the five years in the period ended December 31, 2002 and for the three-month period ended March 31, 2003 is as follows:

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges	N.A	N.A	N.A	N.A	N.A	N.A

     For the purposes of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt issuance costs, and estimated interest with rental expenses. There are no minority interests in any NetManage subsidiary and NetManage has no preferred securities or equity method investments. For the five-year period 1998 to 2002 and for the three-months ended March 31, 2003, NetManage reported a consolidated loss from continuing operations before income taxes of $5.6 million, $28.1 million, $70.7 million, $11.5 million, $20.9 million, and $1.5 million respectively. Fixed charges during the same period were $67,000, $182,000, $70,000, $39,000, $31,000, and $0 respectively and were composed solely of interest expense. Earnings, defined as consolidated income from continuing operations before income taxes plus fixed charges, were also a loss in each of the five years 1998 to 2002 and for the three-months ended March 31, 2003. Earnings were inadequate to cover fixed charges in each of the five years 1998 to 2002 and for the three-months ended March 31, 2003. In light of the above, the calculation of the ratio of earnings to fixed charges is misleading and is therefore presented as ‘N.A’ in the above table.

     H.     Exhibit (a)(2) and Exhibit (a) (3) to the Schedule TO, are hereby amended on page 1 of the “Election Form”, and page 1 of the “Change of Election Form” to delete the following clause:

     “you have carefully reviewed the Offer to Exchange.”

     I.     Exhibit (a) (24) to this Amendment is hereby filed as Exhibit (a) (24) to the Schedule TO.

     J.     Exhibit (a) (25) to this Amendment is hereby filed as Exhibit (a) (25) to the Schedule TO.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

NETMANAGE, INC.

/s/ MICHAEL R. PECKHAM

Michael R. Peckham

Senior Vice President, Chief Financial Officer, and Secretary

Date: June 3, 2003

INDEX OF EXHIBITS

Exhibit Number		Description

(a) (24)		Form of Notice of Extension of the Offer

(a) (25)	-	Notice of Additional Financial Information